FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1. 2. 3.	Research In Motion Changes Its Name to BlackBerry Alicia Keys Joins BlackBerry as Global Creative Director BlackBerry 10: Re-designed, Re-engineered, and Re-invented	2 2 4

Document 1

January 30, 2013

FOR IMMEDIATE RELEASE

Research In Motion Changes Its Name to BlackBerry
Company adopts globally recognized brand, consolidates to single brand identity

WATERLOO, ONTARIO - Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) has announced that it will now operate around the world under the iconic name BlackBerry, effective immediately.

The Company will adopt the name of its revolutionary BlackBerry smartphone to coincide with the launch of its new mobile computing platform, BlackBerry 10. The move consolidates the company's brand into a single cohesive global presence.

"This change from Research In Motion to BlackBerry comes at a defining moment in our company's history," said Thorsten Heins, President and CEO. "RIM created the first BlackBerry smartphone and changed the way millions of people around the world stay connected. We have used that same ingenuity and innovation to redefine mobile computing with BlackBerry 10. As we launch BlackBerry 10 around the world, now is the right time to adopt the iconic BlackBerry name."

As part of the move, the Company will now trade as "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. The changes to the company's ticker symbols will be effective at the start of trading on Monday, February 4, 2013. The company's website (www.rim.com) has changed to www.blackberry.com and soon company email addresses will migrate to @blackberry.com suffix.

BlackBerry's reinvigorated marketing efforts will now consistently represent the BlackBerry brand.

"Outside of North America, we are known solely as BlackBerry and the strength of the brand has opened doors in new and emerging markets. We now represent a company with a clear global brand and cohesive global marketing approach," said Frank Boulben, Chief Marketing Officer, BlackBerry.

"The BlackBerry name is synonymous with the company and its products and this move is a logical step forward as the company launches new devices and the BlackBerry 10 platform," said Danielle Levitas, Group Vice President of IDC's Consumer, Clients & New Media Research.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
Crystal Roberts
519-888-7465 x77273
mediarelations@rim.com
www.blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

Document 2

January 30, 2013

FOR IMMEDIATE RELEASE

Alicia Keys Joins BlackBerry as Global Creative Director

WATERLOO, ONTARIO- At the close of its BlackBerry 10 launch event today, BlackBerry (NASDAQ:RIMM)(TSX:RIM) CEO Thorsten Heins introduced 14-time Grammy(R) Award winning singer, songwriter and entrepreneur, Alicia Keys, as BlackBerry's new Global Creative Director. As an official member of the BlackBerry team, Keys will lead an array of new business initiatives that will drive engagement with BlackBerry and perception of the brand.

"Alicia Keys has come to BlackBerry because she believes in the product and technology, and subscribes to our overriding philosophy to 'Keep Moving': to empower people through mobile computing and communications," said BlackBerry President and CEO Thorsten Heins. "We are excited she will be bringing to us her enormous capabilities, as well as a vast network of relationships in the entertainment, social media and business communities, to help shape our brand and grow our business."

In her new role, Keys will work closely with app developers, content creators, retailers, carriers and the entertainment community to further shape and enhance the BlackBerry 10 platform, and inspire creative use through its remarkable capabilities and functionality. From music to books, to film, to apps, Keys will lead the charge of enhancing entertainment consumption and distribution, through the power of BlackBerry 10.

"Staying connected has become a vital part of my creative process," said Keys. "I have been using the BlackBerry 10 for a few weeks now, and I'm truly inspired by its innovation. It has entirely revolutionized the experience. I know the potential this platform has to help creative people be more productive, and help productive people be more creative. This is such an incredible age to be living in, with such profound advances in communications and technology. As Global Creative Director, my goal is to inspire creativity with this platform, and I'm so excited to jump right in."

At this morning's launch event, Keys revealed BlackBerry's new "Keep Moving" Project, which engages BlackBerry users in exclusive and compelling experiences created by inspirational and multi-faceted artists, writers, designers, filmmakers, musicians, and athletes. Renowned film director Robert Rodriguez (El Mariachi, From Dusk Till Dawn, Sin City), and author Neil Gaiman (Coraline, Stardust, The Sandman) will join Keys as the first three "BlackBerry Partners" leveraging the power of the new platform to create original content and special user engagements. The essence of these creative projects is that they are collaborations between the artist, BlackBerry and BlackBerry users around the world.

Frank Boulben, BlackBerry Chief Marketing Officer said of the Keys appointment, "Alicia has tremendous reach, which makes her the ideal global creative director to inspire and empower creative people around the world to push the boundaries of the mobile experience. It is vital to our success to engage in a dialogue with creators and help them better succeed at what they do. We're thrilled to have Alicia's insight and passion shape our brand and grow our business."

About Alicia Keys
Alicia Keys is a 14 time Grammy Award(R) winning singer/songwriter/producer, actress, New York Times best-selling author, entrepreneur and humanitarian. Since releasing her debut album, songs in A minor, Keys has built an unparalleled repertoire of hits with over 30 million albums sold worldwide. Her latest album, Girl on Fire, recently debuted at number on the Billboard album chart. As a philanthropist, Keys co-founded Keep a Child Alive (KCA) and serves as Global Ambassador.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
Amy McDowell
519-888-7465 x77273
mediarelations@rim.com

Or

Investor Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@rim.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

Document 3

January 30, 2013

FOR IMMEDIATE RELEASE

BlackBerry 10: Re-designed, Re-engineered, and Re-invented

BlackBerry 10 Platform Launches on Two New Smartphones

Waterloo, ON – BlackBerry® (NASDAQ: RIMM; TSX: RIM) today launched BlackBerry® 10, the re-designed, re-engineered, and re-invented BlackBerry platform that creates a new and unique mobile computing experience. Available on two new LTE-enabled smartphones, the BlackBerry® Z10 (all-touch) and BlackBerry® Q10 (touch with physical keyboard) smartphones powered by BlackBerry 10 offer you a faster, smarter and smoother experience than any other BlackBerry you have used before.

BlackBerry unveiled the new BlackBerry Z10 and BlackBerry Q10 smartphones at events held simultaneously in New York, Toronto, London, Paris, Dubai, and Johannesburg.

“Today sees a re-invented BlackBerry launching an entirely new mobile experience,” said Thorsten Heins, President and CEO of BlackBerry. “We are thrilled to be introducing BlackBerry 10 on the new BlackBerry Z10 and BlackBerry Q10 smartphones, to deliver a faster, smarter experience that continuously adapts to your needs.  Every feature, every gesture, and every detail in BlackBerry 10 is designed to keep you moving.”

Highlights of BlackBerry 10
BlackBerry 10 is a robust and reliable platform that is smooth and responsive. It has a modern design and a gesture-based interface that is highly discoverable. It is designed to support, learn, and adapt to the way you work and share with features like:

•
The ever present BlackBerry® Hub, which is a single place to manage all your conversations whether personal or work email, BBM™ messages, social media updates or notifications, and the ability to “peek” into the BlackBerry Hub from anywhere, so you’re always only one swipe away from what matters to you.

•
BlackBerry® Flow, where the BlackBerry 10 experience excels by enabling features and apps to flow seamlessly together, helping you complete the task at hand effortlessly and efficiently. For example, you can tap on an attendee listed for a meeting to see their latest tweet or LinkedIn profile. Or tap the thumbnail of a picture you just took to launch the Picture editor and quickly apply a transformation or filter, then instantly share it with your contacts.

•	A keyboard that understands and adapts to you, that learns what words you use and how you use them, then offers them up to you so you can type faster and more accurately.
•
BBM (BlackBerry® Messenger), which allows you to share things with the people that matter to you in an instant. BBM in BlackBerry 10 includes voice calling and video chat, and introduces the ability to share your screen with another BlackBerry 10 contact.

•	BlackBerry® Balance™ technology, which elegantly separates and secures work applications and data from personal content on BlackBerry devices.
•
Time Shift, an astonishing camera feature that lets you capture a group shot where everyone is smiling with their eyes wide open. Story Maker, which lets you bring a collection of photos and videos together, along with music and effects, to produce an HD movie that you can instantly share.

•
The new BlackBerry 10 browser, which sets the industry benchmark for HTML5 support on smartphones, is incredibly fast. Scrolling or zooming is fluid and responsive. The browser includes many advanced features, supports multiple tabs, lets you browse sites privately, includes a reader mode, and integrates with the platform for easily sharing content.

•
BlackBerry® Remember, which combines memos, tasks and much more into a single experience. It helps you organize and manage information you have on your smartphone around projects or ideas, letting you collect content such as websites, emails, photos, documents, and other files, and then like a To-Do list, lets you create tasks, assign due dates, and track your progress. If your BlackBerry 10 smartphone is set up with a work account, your Microsoft® Outlook® Tasks will automatically be wirelessly synced with BlackBerry Remember.  If you have configured an Evernote account with your smartphone, BlackBerry Remember will sync Evernote workbooks as well.

•	BlackBerry® Safeguard technology that helps protect what is important to you, and the business you work for.
•
Built-in support for Microsoft Exchange ActiveSync® so your BlackBerry Z10 or BlackBerry Q10 smartphone can be simply connected and managed as other ActiveSync devices in a company, or enabled with BlackBerry® Enterprise Service 10 to gain secure access to work email, “behind the firewall” applications and data, and benefit from other security and enterprise mobility management features.

•
The BlackBerry® World™ storefront, which now includes 70,000 BlackBerry 10 apps and one of the most robust music and video catalogs in mobile today – with most movies coming to the store the same day they are released on DVD. In addition, Facebook, Twitter, LinkedIn and Foursquare apps for BlackBerry 10 are preinstalled, and BlackBerry 10 customers will have access to leading applications from across the globe. Leading application providers including Disney, Cisco, Foursquare, Skype and Rovio have committed to the platform.

“At Foursquare, we are extremely excited to launch our new BlackBerry 10 application and to continue developing on the platform,” said Dennis Crowley, Co-Founder and CEO of Foursquare. “Our team built the app just for BlackBerry 10, and the result is an amazing Foursquare Explore experience to help people around the world make the most of where they are.”

“We're delighted to bring Angry Birds Star Wars to BlackBerry fans around the world,” said Petri Järvilehto, EVP of Games, at Rovio. “It's a great platform that gives a fantastic gaming experience, so fans can experience the struggle of Rebel Birds vs. Imperial Pigs to the fullest!”

“Bringing Where's My Water? and Where's My Perry? to BlackBerry 10 smartphones will introduce some of Disney's most popular mobile games to new audiences,” said Tim O'Brien, VP of Business Development, Disney Games. “The new BlackBerry 10 platform is an exciting opportunity to expand Disney's network of mobile players.”

“We’re proud to extend Cisco’s WebEx technology to the BlackBerry 10 platform letting customers of any size join, start, view content, and stay connected to WebEx meetings right from their BlackBerry 10 smartphone,” said Raj Gossain, Vice President of Product Management, Cloud Collaboration Applications Technology Group at Cisco. “Our customers access Cisco collaboration capabilities, such as instant messaging, IP voice calling and conferencing on BlackBerry smartphones to stay connected anywhere, anytime, and with anyone. RIM and Cisco have worked together to develop an application that is user friendly and meets the needs of our global customers.”

“We are excited about our plans to bring Skype to smartphones running the brand new BlackBerry 10 platform,” said Bob Rosin, VP & GM of Business Development for Microsoft's Skype division. “We are working closely with BlackBerry to ensure Skype runs great on BlackBerry 10 devices. This will give BlackBerry 10 users a great Skype experience, including free voice and video calling, sending instant messages and text messages, sharing photos, videos and files, and calling to landlines and mobiles at Skype’s low rates.”

BlackBerry Z10 and BlackBerry Q10 Smartphones
The new BlackBerry 10 smartphones are elegant and distinctive, and the fastest, most advanced BlackBerry smartphones yet. They feature 1.5 Ghz dual core processors with 2GB of RAM, 16GB of internal storage, and an expandable memory card slot. They include the latest enhancements in high density pixel and screen technology to display clear, sharp, and incredibly vivid images. Both feature a micro HDMI out port for presentations, and advanced sensors such NFC (near field communications) to support mobile payments and the exchange of information with a tap of the smartphone. They also have a removable battery.

Models of the BlackBerry Z10 and BlackBerry Q10 will be available from carriers to support their respective 4G LTE or HSPA+ networks, and all the available models include connectivity support for global roaming. The BlackBerry Z10 and BlackBerry Q10 smartphones will also each come in White and Black. For more information about the new BlackBerry Z10 and BlackBerry Q10 smartphones powered by BlackBerry 10 please visit www.blackberry.com/blackberry10

A range of accessories for the new BlackBerry 10 smartphones, including the new BlackBerry® Mini Stereo Speaker as well as a variety of carrying and charging solutions including a unique charger that provides on-the-go charging, will be available from select carriers and retailers.

Pricing and Availability
Worldwide, we have several key markets that are revealing pricing and availability today, including the UK, Canada and UAE.

•
In the UK, the BlackBerry Z10 will be available beginning tomorrow on pay monthly contracts and pre-pay plans from EE, O2, Vodafone, Phones 4u, BT, 3UK and the Carphone Warehouse. BlackBerry Z10 smartphones will be available fully subsidized on competitive monthly pay contracts. Price points will vary according to carriers and retail partners.

•	In Canada, the BlackBerry Z10 will be available on February 5th. Pricing will vary by carrier partner, but it will retail for around $149.99 on a 3 year contract.
•	In the UAE, the BlackBerry Z10 will be available on February 10th. Pricing will vary by carrier partner, but unsubsidized it will retail for AED 2,599.
•	In the U.S. market, we expect availability with most carriers for the BlackBerry Z10 to be in March. Today, U.S. carriers will start announcing pre-registration and price plans.

Many of our global partners have already launched or will be launching pre-registration and pre-order sites today.

We expect the first global carriers to launch the BlackBerry Q10 in April. We will announce new pricing and availability information as carriers roll-out around the world.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is currently listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM) (Ticker symbols to change to NASDAQ: BBRY and TSX: BB on February 4, 2013). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
+1 519 597-7273
mediarelations@rim.com

or

Investor Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@rim.com
www.blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 31, 2013	By:	/s/Steven Zipperstein
(Signature)
Steven Zipperstein Chief Legal Officer